FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent announces the appointment of Paul Tufano as CFO

Paris, November 26, 2008 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced that Hubert de Pesquidoux, CFO and President of Enterprise business, has decided to leave the company to pursue other opportunities. As of December 1st, 2008, Paul Tufano, a senior executive of 30 years of experience in international finance, will join the company as Executive Vice President, CFO. He will be a member of the company’s management committee and his office will be in the company’s headquarters in Paris, France.

« We are very sad to see Hubert leaving our company. He has contributed to strengthening our financial position and developing our Enterprise business worldwide. I wish him great success in his new personal projects,” said Ben Verwaayen, Alcatel-Lucent’s CEO. “ We are welcoming Paul in our management committee. He is a very well regarded executive in the financial community with a broad knowledge of our industry. His professional experience should help us further improving our profitability over the long term. »

« I am extremely delighted to be joining Alcatel-Lucent. Despite a challenging environment, the company has great opportunities. I’m very excited and committed to contribute to this success. I’m looking forward joining this talented team of professionals, » said Paul Tufano.

Paul Tufano served as Executive Vice President and Chief Financial Officer of Solectron Corporation ("Solectron") from January 2006 to October 2007 and as Interim Chief Executive Officer from February 2007 to October 2007. Prior to joining Solectron, Paul Tufano was President and Chief Executive Officer at Maxtor Corporation from February 2003 to November 2004. Prior to that time, he served as Executive Vice President and Chief Operating Officer from April 2001 and as Chief Financial Officer from July 1996 at Maxtor Corporation. From 1979 until he joined Maxtor Corporation in 1996, Paul Tufano held a variety of management positions in finance and operations at IBM.

Paul Tufano holds a Bachelor of Science in Economics from St. John’s University in New York and a Masters of Business Administration, Finance, Accounting and International Business from Columbia University in New York.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel: + 33 (0)1 40 76 12 74	Stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: November 28 , 2008	By:	/s/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer